Filed by: Fortive Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fortive Corporation

Commission File No.: 001-37654

Fortive Announces Final Proration Factor of 11.6114 percent for Shares Tendered in Split-Off Exchange Offer in Connection with Altra Transaction; Completes Merger

Everett, WA, October 1, 2018– Fortive Corporation (NYSE: FTV) announced today the final proration factor of 11.6114 percent in its split-off exchange offer for Fortive common stock in connection with the previously announced separation of Fortive’s Automation and Specialty platform (excluding Fortive’s Hengstler and Dynapar businesses) (the “A&S Business”) and merger of Stevens Holding Company, Inc., the Fortive subsidiary holding the A&S Business, with a subsidiary of Altra Industrial Motion Corp. (NASDAQ: AIMC) (the “Merger”). Fortive also announced today the closing of the Merger.

Exchange Offer Results

Pursuant to the exchange offer, which expired at 8:00 a.m., New York City time, on September 26, 2018, Fortive has accepted 15,824,931 shares of Fortive common stock for 35,000,000 shares of Stevens Holding common stock.

A total of 128,334,418 shares of Fortive common stock were validly tendered (and not withdrawn) in the exchange offer, including 1,044,789 shares tendered by odd-lot shareholders (excluding plan participants in Fortive savings plans). Such odd-lot shareholders were not subject to proration, and their shares were fully accepted in the offer. The remaining validly tendered shares of Fortive common stock were accepted in the exchange on a pro rata basis using the final proration factor. Shares of Fortive common stock that were validly tendered but not accepted for exchange will be returned to tendering shareholders.

Under the terms of the exchange offer, 35,000,000 shares of Stevens Holding common stock were available for distribution in exchange for shares of Fortive common stock accepted in the offer. The final exchange ratio for the exchange offer was set at 2.2117 shares of Stevens Holding common stock for each share of Fortive common stock validly tendered and not properly withdrawn. In the Merger, each share of Stevens Holding common stock automatically converted into the right to receive one share of Altra common stock. Accordingly, Fortive shareholders who tendered their shares of Fortive common stock as part of the exchange offer received 2.2117 shares of Altra common stock, subject to treatment of fractional shares described below, for each share of Fortive common stock tendered and accepted for exchange. Fortive accepted the maximum of 15,824,931 shares of Fortive common stock for exchange in the offer.

Whole shares of Altra common stock in uncertificated form will be received by Fortive shareholders whose shares of Fortive common stock were accepted in the exchange. Under the terms of the exchange offer, fractional shares of Altra common stock will not be issued. Rather, the respective tendering shareholders that otherwise would have received fractional interests will be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, of such fractional interests determined by the closing price of a share of Altra common stock on the NASDAQ Global Market on the last business day prior to the closing of the merger.

Closing of Merger

Effective October 1, 2018, Stevens Holding merged with a subsidiary of Altra and became a wholly owned subsidiary of Altra, whereby Stevens Holding common stock was converted to Altra common stock. As part of this transaction, in addition to Fortive shareholders receiving 35,000,000 shares of Altra common stock (subject to cash in lieu of fractional shares of Altra common stock), Fortive also received approximately $1.4 billion in cash proceeds and retirement of outstanding debt securities.

ABOUT FORTIVE

Fortive is a diversified industrial growth company comprised of Professional Instrumentation and Industrial Technologies businesses that are recognized leaders in attractive markets. With 2017 revenues of $6.7 billion, Fortive’s well-known brands hold leading positions in field instrumentation, transportation, sensing, product realization, automation and specialty, and franchise distribution. Fortive is headquartered in Everett, Washington and employs a team of more than 26,000 research and development, manufacturing, sales, distribution, service and administrative employees in more than 50 countries around the world. With a culture rooted in continuous improvement, the core of Fortive’s operating model is the Fortive Business System. For more information please visit: www.fortive.com.

ABOUT ALTRA

Altra, through its subsidiaries, is a leading global designer, producer and marketer of a wide range of electromechanical power transmission and motion-control products. Altra brings together strong brands covering over 42 product lines with production facilities in twelve countries. Altra’s leading brands include Ameridrives Couplings, Bauer Gear Motor, Bibby Turboflex, Boston Gear, Delroyd Worm Gear, Formsprag Clutch, Guardian Couplings, Huco, Industrial Clutch, Inertia Dynamics, Kilian Manufacturing, Lamiflex Couplings, Marland Clutch, Matrix, Nuttall Gear, Stieber Clutch, Stromag, Svendborg Brakes, TB Wood’s, Twiflex, Warner Electric, Warner Linear, and Wichita Clutch.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the exchange offer related to the split-off of the A&S Business and the combination of such business with Altra (the “Transaction”) and any other statements regarding events or developments that Fortive believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the risk that the Transaction will harm Fortive’s business and the risk of deterioration of or instability in the business performance of the A&S Business or Altra, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Fortive’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this release and Fortive assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

CONTACT:

Fortive Corporation

Lisa Curran, 425-446-5000

Vice President, Investor Relations

6920 Seaway Boulevard

Everett, WA 98203

or

D.F. King & Co. Inc.

Telephone: 800-515-4479

38 Wall Street

New York, NY 10005